SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 1-5256

VF CORPORATION RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

(Full title of plan)

VF Corporation

105 Corporate Center Blvd.

Greensboro, NC 27408

(Address of principal executive offices)

(336) 424-6000

(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Retirement Plans Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Salaried Employees

By:	/s/ Patrick J. Guido
Vice President – Treasurer
VF Corporation

Date: June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VF Corporation Retirement Plans Committee and Participants

We have audited the accompanying statement of net assets available for benefits of VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2014 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan

June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VF Corporation Retirement Plans Committee and Participants

We have audited the accompanying statement of net assets available for benefits of VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina

June 13, 2014

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
ASSETS
Participant-directed investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan
Master Trust	$872,430,484	$814,255,921

Receivables
VF Corporation contributions	2,178,107	1,981,544
Notes receivable from participants	14,755,682	13,586,165

Total receivables	16,933,789	15,567,709

Net assets available for benefits	$889,364,273	$829,823,630

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
Additions to net assets
Investment income
Plan’s interest in net investment income of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$81,188,175
Interest income on notes receivable from participants	478,997
Contributions
Participant contributions	34,519,268
VF Corporation contributions	19,674,912

Total contributions	54,194,180

Total additions	135,861,352

Deductions from net assets
Benefits paid to participants	(75,449,876)
Administrative expenses	(870,833)

Total deductions	(76,320,709)

Net change	59,540,643
Net assets available for benefits:
Beginning of year	829,823,630

End of year	$889,364,273

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note A – Description of the Plan

The following description of VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which is sponsored by VF Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering salaried and exception hourly employees of VF. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Salaried employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a match of 50% of the first 6% of compensation that a participant contributes to the Plan.

Effective January 1, 2005, VF added a noncontributory retirement contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees automatically receive the retirement contribution feature and are not required to make participant deferrals. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. VF’s retirement contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is the rate currently in place for all participants in the Plan) to 5% of earnings for participants with 20 or more years of VF service.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s retirement contributions, and investment funds’ earnings, and is charged with the allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Dividends

Participants invested in the VF Corporation Common Stock fund may elect to receive distributions rather than reinvesting dividends within the participant account.

Vesting

Participants immediately vest in their contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.

Investment Options

Plan investments are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) of which Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. UMB Bank, N.A. (“UMB Bank”) served as trustee of a separately managed fixed income fund as of December 31, 2013 and for the period January 1, 2014 to December 30, 2014. All assets formerly held in trust by UMB Bank were transferred to Fidelity as trustee as of December 31, 2014. The VF Master Trust holds assets for this Plan as well as the VF Corporation Retirement Savings Plan for Hourly Employees. Participants may direct the investment of their contributions and the Company’s matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund, and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. Participants are not permitted to invest the Company’s retirement contributions in the VF Corporation Common Stock fund, but may invest them in any of the other investment options offered by the Plan. If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.

Payment of Benefits

Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or annuity, or accounts may be rolled over into another IRS-approved tax deferral account. Participants with account balances in excess of $1,000 may leave their account in the Plan. Hardship withdrawals are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 1⁄2.

Forfeitures

Forfeitures are used to reduce future matching or retirement contributions, make corrections or pay plan expenses. Unused forfeitures at December 31, 2014 and 2013 totaled approximately $982,000 and $655,000, respectively. During 2014, forfeitures of approximately $932,000 were used to reduce matching or retirement contributions, make corrections and pay plan expenses.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are charged interest at the prime rate as published in the Wall Street Journal at the time of the loan and they must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded as earned on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s share of the VF Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. VF paid approximately $246,000 of expenses on behalf of the Plan during the year ended December 31, 2014. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Note C – Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated September 18, 2013, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2014 and 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

Note D – Risks and Uncertainties

Through the VF Master Trust, the Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Corporation Common Stock, self-directed brokerage accounts, and a separately managed fixed income fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note E – Exempt Related Party Transactions

Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, fees paid directly to Fidelity for administrative services were approximately $390,000 for the year ended December 31, 2014.

The Plan also invests in the common stock of the Plan sponsor and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

Note F – Investments in the Master Trust

All the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Hourly Employees. Each participating retirement plan’s interest in the VF Master Trust is based on account balances of the participants and their elected investment options. At December 31, 2014 and 2013, the Plan’s interest in the net amounts of the VF Master Trust was approximately 97.5% and 97.6% respectively. Investment income, losses and administrative expenses relating to the VF Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the total investments of the VF Master Trust:

	December 31
	2014	2013
Investments at fair value:
Mutual funds	$82,988,199	$551,754,321
Collective investment trusts	512,489,852	—
Self-directed brokerage accounts	18,372,975	16,255,615
Separately managed fixed income fund	34,129,986	38,318,454
VF Corporation Common Stock fund	246,964,383	228,358,851

Total assets of the VF Master Trust	$894,945,395	$834,687,241

Investment income for the VF Master Trust was as follows:

Year ended December 31, 2014
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$24,299,920
Collective investment trusts	(5,750,801)
Self-directed brokerage accounts – primarily mutual funds	84,951
Separately managed fixed income fund – primarily debt securities	265,477
VF Corporation Common Stock fund	40,690,132

Total	59,589,679
Interest and dividends	23,311,018

$82,900,697

At December 31, 2014 and 2013, the VF Master Trust held 3,238,514 and 3,594,297 shares, respectively, of VF Corporation Common Stock, with a fair value of $242,564,699 and $224,068,475, respectively, and a cost basis of $33,500,525 and $36,356,727, respectively. During the year ended December 31, 2014, the VF Master Trust recorded dividend income from VF Corporation Common Stock of $3,712,403.

Note G – Fair Value Measurements

Accounting standards provide a three-level hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•	Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the VF Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013, except as noted below.

Mutual funds – These funds are valued using the quoted net asset value (“NAV”) of shares held by the Plan.

Collective investment trusts – These funds are valued at the NAV per share of the individual collective trusts included in each respective fund, which is based on the fair value of the underlying net assets.

Self-directed brokerage accounts – These accounts may include mutual funds valued using the quoted NAV of shares held in the accounts, common stock, or exchange-traded funds valued at the closing price reported in the active market in which the securities are traded.

Separately managed fixed income fund – This fund invests in U.S. Treasury and government agency securities and temporary investments. U.S. Treasury securities are valued at the closing price in the active market in which the individual securities are traded. Other U.S. government and related agency securities are valued based on the closing price reported in the active market in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. The temporary investments are valued at fair value based on their outstanding balances.

VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are valued at fair value based on their outstanding balances. In 2013, the unitized fund was classified as a Level 2 investment based on using NAV as a practical expedient for fair value. In 2014, the Plan changed its method of valuing this investment to reflect the valuation method of the underlying investments; therefore, the common stock portion of the unitized fund was transferred to a Level 1 investment classification while the short-term investment portion of the unitized fund remains classified as a Level 2 investment. There was no difference in the resulting valuation of the unitized fund as a result of this change in methodology.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2014:

	Total Fair Value	Fair Value Measurement Using:
		(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equity	$3,823,494	$3,823,494	$—	$—
Non-U.S. equity	453,335	453,335	—	—
Target date	11,447,701	11,447,701	—	—
Fixed income	24,819,013	24,819,013	—	—
Money market	42,444,656	42,444,656	—	—
Collective investment trusts
U.S. equity index (a)	188,217,414	—	188,217,414	—
Non-U.S. equity (b)	33,162,131	—	33,162,131	—
Target date (c)	291,068,676	—	291,068,676	—
Hybrid (Fixed income/equity) (d)	41,631	—	41,631	—
Self-directed brokerage accounts	18,372,975	18,372,975	—	—
Separately managed fixed income fund	34,129,986	—	34,129,986	—
VF Corporation Common Stock fund	246,964,383	242,564,699	4,399,684	—

Total	$894,945,395	$343,925,873	$551,019,522	$—

(a)	This investment class seeks to track a U.S. equity index by investing in securities through one or a series of collective investment trusts. The funds may invest in futures contracts or similar assets to act as a temporary substitute for investment securities.
(b)	This investment class primarily invests in stocks that make up the Morgan Stanley Capital International All Country World Index Ex-U.S. investable market index through one or a series of collective investment trusts in order to match the return of that index. The funds may invest in futures contracts or similar assets to act as a temporary substitute for investment securities.
(c)	This investment class invests in a diversified combination of equity, fixed income, and short-term funds with the goal of becoming more conservative as the investor gets closer to retirement.
(d)	This investment class invests in diversified and real return asset classes. The fund invests in common stock and other forms of equity securities, depository receipts, investment company shares, fixed income securities and other debt obligations, securities issued by publicly-traded real estate companies, futures contracts, and other structured investments through a series of collective trusts.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2013:

	Total Fair Value	Fair Value Measurement Using:
		(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equity	$175,166,315	$175,166,315	$—	$—
Non-U.S. equity	32,987,370	32,987,370	—	—
Target date	265,266,436	265,266,436	—	—
Fixed income	19,262,478	19,262,478	—	—
Money market	59,071,722	59,071,722	—	—
Self-directed brokerage accounts	16,255,615	16,255,615	—	—
Separately managed fixed income fund (a)	38,318,454	—	38,318,454	—
VF Corporation Common Stock fund (b)	228,358,851	—	228,358,851	—

Total	$834,687,241	$568,009,936	$266,677,305	$—

(a)	The fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing in U.S. Treasury and agency obligations.
(b)	Represents investments in VF Corporation Common Stock, along with a minor amount of short-term investments to provide liquidity.

There were no unfunded commitments or redemption restrictions on the investments described above.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

Note H – Plan Termination

Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

Note I – Subsequent Events

Effective January 1, 2015, the Plan was renamed the VF 401k Savings Plan and certain key provisions were amended, including: company matching contributions were increased to 100% of the first 6% of participant contributions; vesting became immediate on the company matching contributions; the retirement contribution feature of the Plan was discontinued; and participants were permitted to elect contributions between 1% and 50% of their pre-tax annual compensation.

Effective January 7, 2015, the VF Corporation Retirement Savings Plan for Hourly Employees was merged into the Plan, and the net assets available for benefits totaling approximately $24,000,000 were transferred into the Plan on January 7, 2015. As a result of the merger, the VF Master Trust is now a single plan trust.

VF Corporation Retirement Savings Plan

For Salaried Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment (including rate of interest and maturity date)	Cost	Current value

*	Participants	Participant loans - rates of 3.25% - 9.5%	—	$14,755,682

*	Party-in-interest to the Plan.